Faegre Drinker Biddle & Reath LLP

One Logan Square, Ste. 2000

Philadelphia, PA 19103-6996

www.faegredrinker.com

June 12, 2023

Via EDGAR Transmission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Yoon Choo

Re:	Redwood Real Estate Income Fund (the “Fund”)

Initial Registration Statement on Form N-2

File Nos. 333-268948 and 811-23846

Dear Ms. Choo,

This letter responds to the follow-up comments that you provided via telephone on May 30, 2023 in connection with your review of the amended registration statement (the “Registration Statement”) filed on May 1, 2023 on Form N-2 under the Investment Company Act of 1940, as amended (the “1940 Act”), to register the Redwood Real Estate Income Fund (the “Fund” or the “Registrant”). These follow-up comments and responses relate to the comment response letter filed by the Registrant concurrently with the Registration Statement on May 1, 2023 (the “Comment Letter”). The changes to the Fund’s disclosure discussed below will be reflected in an amendment to the Fund’s Registration Statement.

For your convenience, your follow-up comments have been summarized in bold below, and our responses follow your comments. Capitalized terms not otherwise defined herein shall have the meaning ascribed to them in the Registration Statement, unless otherwise indicated.

PROSPECTUS

Cover page

1.	Comment: Please disclose in the Prospectus, the material differences to the Fund and its shareholders of the Fund’s election to be treated as a regulated investment company (a “RIC”) versus an election to be treated as a real estate investment trust (a “REIT”). The Staff notes that more detailed information may be disclosed in the Statement of Additional Information (“SAI”). Additionally, if the Fund, may in the future convert to a REIT, please disclose the possible course of action in the Prospectus. Further, please disclose the factors the board would consider in making such determination and the requisite shareholder vote to effect the change. Please also disclose the material risks of such a change.

Response: The Fund respectfully notes that it will elect to be treated as a REIT and has revised the applicable disclosure to so state.

2.	Comment: The disclosure in the Offering Table states that the Investment Manager will pay the initial offering expenses of the Fund. If the on-going offering expenses will be paid by the Fund, please add disclosure to the table.

Response: The Fund has revised the disclosure to state that on-going offering expenses will be paid by the Fund.

3.	Comment: Per Rule 35d-1 under the 1940 Act, the Fund’s 80% policy should be calculated on net assets plus borrowings for investment purposes. Please revise throughout.

Response: The Fund has revised the disclosure as requested.

4.	Comment: The disclosure states that the Fund’s investments will be “U.S.-based”. Please clarify the disclosure to explain what “U.S.-based” means.

Response: The Fund has revised the disclosure as requested.

5.	Comment: Please disclose the types of “other commercial real estate” that are part of the Fund’s principal investment strategy.

Response: The Fund has deleted “other” from instances of “other commercial real estate”.

6.	Comment: If as a part of the principal investment strategy, the Fund may invest in “other real estate related investment entities” please list such entities alongside REITs. If not, please delete the reference to “other real estate related investment entities”

Response: The Fund has deleted references to “other real estate related investment entities”.

7.	Comment: The disclosure states that the Fund may invest “up to 20% of its total assets in short-duration fixed income instruments…”, which conflicts with the 80% test of Rule of 35d-1 of the 1940 Act. Please revise.

Response: The Fund has revised the disclosure as requested.

8.	Comment: The discussion of the use of leverage in the Fund’s summary and later in the prospectus also discusses the possible issuance of preferred shares. Please revise the third paragraph of the section entitled “Investment Strategy” to add a discussion on the limits of the issuance of preferred shares.

Response: The Fund has revised the disclosure as requested.

9.	Comment: Please add “and thereafter” to the end of the second sentence of the third paragraph of the section entitled “Investment Strategy”.

Response: The Fund respectfully notes that, with respect to closed-end funds such as the Fund, Section 18 of the 1940 Act requires that the stated limitations be met “immediately” after any borrowing or issuance of preferred shares; but does not state that such limitations must be met on an on-going basis. Consequently, the Fund respectfully declines to revise the disclosure.

10.	Comment: In the section entitled “Interval Fund”, please disclose when the first repurchase offer will be made.

Response: The Fund has revised the disclosure as requested.

11.	Comment: The cross-reference in the second to last bullet point on the last page of the Cover Page refers shareholders to the SAI. Discussion of possible return of capital should appear in the Prospectus, while more detailed information may be included in the SAI. Please revise accordingly. Also, any cross-reference to discussion in the SAI should be noted as such in the disclosure.

Response: The Fund has revised the disclosure as requested.

Prospectus Summary

Investment Objectives and Strategies

12.	Comment: Duration risk is discussed as a principal risk of the Fund. Please disclose the Fund’s expected duration or if the Fund has no parameters around duration, please add a statement to this effect.

Response: The Fund has revised the disclosure to include the Fund’s expected duration.

13.	Comment: The Fund states in its response to Comment No. 6(a) of the Comment Letter, that it does not expect to invest in below investment grade securities. Please add disclosure to the strategy discussion that the investments are expected to be investment grade or would be investment grade if rated or please supplementally explain why such disclosure would not be appropriate.

Response: The Fund respectfully notes that the Fund’s investments will consist of private mortgage debt investments, which are not rated by third-party agencies. Consequently, it is not possible to know how such third-party agencies would rate the Fund’s private mortgage debt investments. Therefore, the Fund respectfully declines to revise the disclosure.

14.	Comment: Please consider whether the cross-reference at the end of the second paragraph should be to the discussion of the Fund’s investments that appears later in the Prospectus.

Response: The Fund has revised the cross-reference.

15.	Comment: Under the section entitled “Use of Proceeds”, the Fund states that the proceeds “will be invested by the Fund in accordance with the Fund’s investment objectives and strategies as soon as practicable and generally not later than three months after receipt…” Please revise the related disclosure in the third paragraph under this “Investment Objectives and Strategies” section to separate the discussion of the use of temporary investments during temporary defensive periods from their use in the initial investment period.

Response: The Fund has revised the disclosure as requested.

Fees and Expenses - Administration Fee

16.	Comment: Please supplementally confirm that fees are paid on average net assets and not Managed Assets.

Response: The Fund so confirms.

Use of Leverage

17.	Comment: Please clarify in the disclosure that the ratios noted in the third sentence are applicable immediately after giving effect to the leverage and must be maintained thereafter.

Response: As noted in response to Comment No. 9 above, the Fund respectfully declines to revise the disclosure.

Risk Factors

18.	Comment: In the first paragraph, please delete the sentence that begins: “Past results of the Investment Manager…”.

Response: The Fund has revised the disclosure as requested.

19.	Comment: The second paragraph of “Valuation Risk” includes two references to “Underlying Funds”. Such term is neither previously used nor defined, so please revise as appropriate.

Response: The Fund has revised the disclosure as appropriate.

20.	Comment: Please revise the first sentence of “Real Estate Industry Concentration” to read: “The Fund will concentrate (i.e., invest more than 25% of its assets) its investments in securities of real estate industry issuers.”

Response: The Fund has revised the disclosure as requested.

21.	Comment: Please consider whether risks of SOFR should be added to the Prospectus.

Response: The Fund has revised the disclosure as requested.

Summary of Taxation

22.	Comment: The disclosure notes that the “The Fund may invest in one or more REITs…”. Please revise the disclosure to clarify whether this is a reference to the establishment of a REIT subsidiary in the future.

Response: The Fund respectfully declines to revise the disclosure, as it will elect to be taxed as a REIT and therefore, no longer expects to create a REIT Subsidiary now or in the future. Consequently, the Fund believes the current disclosure is clear.

Fund Fees and Expenses

23.	Comment: Please supplementally confirm that fees related to investments in acquired funds do not exceed one basis point of the Fund.

Response: The Fund so confirms.

Investment Objectives and Strategies

Investment Strategies and Overview of Investment Process – Temporary Investments

24.	Comment: Please revise the first paragraph of the aforementioned section in light of the statement under “Use of Proceeds”, where it is stated that proceeds “will be invested by the Fund in accordance with the Fund’s investment objectives and strategies as soon as practicable and generally not later than three months after receipt…”.

Response: The Fund respectfully notes that the aforementioned section pertains to the investments that it may make during temporary defensive purposes versus how the Fund will invest under normal investment conditions. As a result, the Fund respectfully declines to revise the aforementioned disclosure.

25.	Comment: Please revise the disclosure to explain “credit linked notes”.

Response: The Fund has deleted the reference to “credit linked notes”.

Investment Process

26.	Comment: Please revise this section to include discussions of each of the principal investments of the Fund listed in the Fund Summary. In this regard, please add discussions of participation interests in the various real estate related income investments that the Fund may make, including a discussion of the differences between direct ownership and ownership through a participation interest. In addition, please add discussions of unitranche debt, lines of credit, and investments in real estate related investment entities,

We also note that the discussion of the various investments is extremely brief with no additional information provided in the SAI.  Please provide a more fulsome discussion of each of the Fund's principal investments

Response: The Fund has revised the disclosure as requested.

27.	Comment: If relevant please disclose any parameters around credit quality or duration in the description of “Mezzanine Loans”.

Response: The Fund has revised the disclosure to note that it is expected that the mezzanine loans in which the Fund invests will have a duration of less than three years.

28.	Comment: In an appropriate location in the prospectus, address the following comments relating to any future REIT subsidiary:

a.	Disclose in an appropriate location in the prospectus whether a subsidiary of the Fund will include entities that engage in investment activities in securities or other assets that are primarily controlled by the Fund. For this purpose “primarily controlled” means (1) the Fund controls the unregistered entity within the meaning of Section 2(a)(9) of the 1940 Act, and (2) the Fund’s control of the unregistered entity is greater than that of any other person.

b.	Disclose that the Fund will comply with the provisions of the Investment Company Act governing investment policies (Section 8) on an aggregate basis with the subsidiary.

c.	Disclose that the Fund will comply with the provisions of the Investment Company Act governing capital structure and leverage (Section 18) on an aggregate basis with the subsidiary so that the Fund treats the subsidiary’s debt as its own for purposes of Section 18.

d.	Disclose that any investment adviser to the subsidiary will comply with provisions of the Investment Company Act relating to investment advisory contracts (Section 15) as if it were an investment adviser to the Fund under Section 2(a)(20) of the Investment Company Act. Any investment advisory agreement between the subsidiary and its investment adviser is a material contract that should be included as an exhibit to the registration statement. If the same person will serve as the adviser to both the Fund and the subsidiary, then, for purposes of complying with Section 15(c), the reviews of the Fund’s and the subsidiary’s investment advisory agreements may be combined.

e.	Disclose that each subsidiary will comply with provisions relating to affiliated transactions and custody (Section 17). The Fund will identify the custodian of the subsidiary, if any.

f.	Confirm in correspondence that the Fund will disclose any of the subsidiary’s principal investment strategies or principal risks that constitute principal investment strategies or risks of the Fund and that the principal investment strategies and principal risk disclosures of the Fund will reflect the aggregate operations of the Fund and the subsidiary.

g.	Explain in correspondence whether the financial statements of the subsidiary will be consolidated with those of the Fund. If not, please explain why not.

h.	Confirm in correspondence that the subsidiary and its board of directors/trustees will agree to inspection by the staff of the subsidiary’s books and records, which will be maintained in accordance with Section 31 of the Investment Company Act and the rules thereunder.

i.	If the Fund will wholly own the subsidiary, confirm in correspondence that the wholly-owned subsidiary’s management fee (including any performance fee), if any, will be included in “Management Fees,” and the wholly-owned subsidiary’s expenses will be included in “Other Expenses” in the Fund’s fee table.

j.	If the Fund will invest only through wholly-owned subsidiaries, disclose that the Fund does not currently intend to create or acquire primary control of any entity which primarily engages in investment activities in securities or other assets, other than entities wholly-owned by the Fund. If the Fund may invest through wholly-owned and majority-owned subsidiaries, disclose that the Fund does not currently intend to create or acquire primary control of any entity which primarily engages in investment activities in securities or other assets, other than entities wholly-owned or majority-owned by the Fund.

Response: The Fund respectfully notes that it will elect to be taxed as a REIT and therefore, no longer expects to create a REIT Subsidiary now or in the future. Consequently, all references to potential REIT Subsidiaries have been deleted.

Use of Leverage

29.	Comment: If the second sentence of the third paragraph is referencing the costs associated with any issuance of preferred shares or debt securities, please so specify in the disclosure.

Response: The Fund has revised the disclosure as requested.

30.	Comment: Please revise the penultimate sentence of the fourth paragraph in light of Rule 18f-4 under the 1940 Act.

Response: The Fund has revised the disclosure as requested.

31.	Comment: The payment of dividends and the settlement of securities transactions are routine occurrences, not emergencies. Consequently, please revise the last paragraph of the section.

Response: The Fund has revised the disclosure as requested.

Principal Risk Factors

32.	Comment: Please add risk disclosure to address the unique risks of the particular investments that are principal investments of the Fund. Among others, the Staff notes that risks of mezzanine loans, lines of credit, investments in REITs and other investment entities, and unitranche debt are not discussed.

Response: The Fund has revised the disclosure as requested.

-	Repurchase Offers; Limited Liquidity

33.	Comment: The involuntary redemption provision disclosed in the last paragraph is extremely broad. Please supplementally explain under what authority the Fund is able to preserve such broad discretion on involuntary redemptions. Also supplementally explain how the Fund will ensure such discretion is not used in a discriminatory manner or for improper purposes. We may have further comments.

Response: The Fund has deleted the aforementioned paragraph.

-	Legal, Tax and Regulatory

34.	Comment: Please revise to clarify the last sentence.

Response: The Fund has deleted the last sentence.

-	Counterparty Credit Risk

35.	Comment: Please revise the disclosure to clarify what protections are being referenced in the third sentence.

Response: The Fund has revised the disclosure as requested.

-	Fixed Income Securities Risk

36.	Comment: Please delete the last two sentences of the aforementioned risk.

Response: The Fund has revised the disclosure as requested.

-	Direct Lending Risk

37.	Comment: In its response to Comment No. 56 of the Comment Letter, the Fund states that it will not be an originator of loans and has therefore deleted “Direct Origination Risk”. Please confirm supplementally that “Direct Lending Risk” remains a material risk of the Fund.

Response: The Fund so confirms.

-	Borrowing; Use of Leverage

38.	Comment: Please revise the disclosure to also address the limits and risks of the issuance of preferred shares by the Fund.

Response: The Fund has revised the disclosure as requested.

Management of the Fund

The Investment Management Agreement

39.	Comment: Please replace the last sentence of the first paragraph with the following: “The Investment Management Agreement will terminate automatically if assigned (as defined in the Investment Company Act) , and is terminable at any time without penalty upon sixty (60) days' ' written notice to the Investment Manager by either the Board or by vote of a majority of the outstanding voting securities (as defined in the Investment Company Act) of the Fund or to the Fund by the Investment Manager.”

Response: The Fund has revised the disclosure as requested.

Credit Facility

40.	Comment: If accurate, please revise the disclosure to add that the Fund may borrow for investment purposes.

Response: The Fund has revised the disclosure to include “for investment purposes”.

Calculation of Net Asset Value

41.	Comment: Please revise the last sentence of the first paragraph to reflect that the Fund may use leverage, including the issuance of preferred shares.

Response: The Fund has revised the disclosure as requested.

STATEMENT OF ADDITIONAL INFORMATION

Fundamental Policies

42.	Comment: Please delete the last sentence of the first paragraph. The freedom of action may be applied only to the concentration policy. If freedom of action is reserved with respect to concentration, the Fund is required to provide a statement indicating the extent to which it intends to concentrate and any conditions outlining the circumstances under which any change between concentration and non-concentration must be based on stated objective standards that are not within the control of the Fund or any of its affiliates.

Response: The Fund has revised the disclosure as requested.

43.	Comment: Please delete “currently” from the last two bullet points on page S-2.

Response: The Fund has revised the disclosure as requested.

44.	Comment: Please revise the last sentence of the paragraph entitled “Borrowing” in light of Rule 18f-4 under the 1940 Act.

Response: The Fund has revised the disclosure as requested.

Other Potential Risks and Additional Investment Information – Commercial Debt Securities

45.	Comment: Please supplementally confirm that the investments discussed in this section are not principal investments of the Fund.

Response: The Fund so confirms.

Taxation of the Fund

– Taxation of Real Estate Investment Trusts

46.	Comment: Please explain why an investment by the Fund in a REIT would make the REIT a REIT Subsidiary of the Fund. Please supplementally explain the nature of the Fund’s investments in REITs and whether the Fund intends to invest so that such REITs are primarily controlled or majority owned by the Fund. We may have further comments.

Response: The Fund respectfully notes that it does not intend to invest in third-party REITs. The Fund further notes that the Fund no longer expects to create a REIT Subsidiary now or in the future. Consequently, any related disclosure has been deleted.

– OID and Market Discount

47.	Comment: The Fund states in response to Comment No. 16 of the Response Letter that it has no current intention to invest in OIDs. Please consider whether this disclosure is appropriate/necessary.

Response: The Fund has revised the disclosure as requested.

PART C

Exhibits

48.	Comment: Please file the Fund’s Dividend Reinvestment Plan (“DRIP”) (See. Item 25 (2)(e)).

Response: The Fund has included its DRIP as Exhibit (e) of the Part C.

49.	Comment: Please file any agreement between the Fund and the Investment Manager regarding any seed capital. (See. Item 25 (2)(k)).

Response: The Fund has included a copy of the aforementioned agreement as Exhibit (k)(3) of the Part C.

Signatures

50.	Comment: Please note the signature requirements of Section 6(a) of the 1933 Act require that the Registration Statement be signed by the Fund’s principal executive officer, and principal financial officer, principal accounting officer or comptroller, as well as a majority of the Board. Please ensure that, prior to filing the pre-effective amendment, the Registration Statement has the proper signatures pursuant to Section 6(a) of the 1933 Act.

Response: The Fund respectfully acknowledges the comment and notes that the Principal Financial Officer fulfills the role of the Principal Accounting Officer/comptroller and signs the registration statement in both capacities under the title of Principal Financial Officer.

ACCOUNTING COMMENTS

51.	Comment: The Investment Objectives and Strategies disclosure on page 1 indicates that the Fund will invest in unitranche debt. Last-out lenders bear a greater risk in exchange for receiving a higher interest rate. If material, please provide disclosure so that readers will understand the risks associated with these investments.

Further, with respect to co-lending arrangements, please supplementally inform the staff of the following if unitranche loans will be material to the Fund:

a)	Whether the Fund has any specific accounting policies it applies to co-lending arrangements;
b)	How the valuation of these investments takes into account the payment prioritization/ payment waterfalls;
c)	The impact of such arrangements on the calculation of interest income under the effective interest method; and
d)	Whether any of the co-lenders under these arrangements are affiliates.

Response: The Fund respectfully notes that it will not invest in unitranche loans and has deleted all related disclosures.

52.	Comment: Per disclosure throughout the document, it states the Investment Manager has agreed to pay all organizational and initial offering expenses of the Fund. However, the other expenses included within the fee table seem to include initial offering costs as detailed in the paragraph below footnote 3, ““[o]ther Expenses,” as shown above, is an estimate based on anticipated investments in the Fund (which the Investment Manager estimates will be $190.1 million in the Fund’s first year of operations) and anticipated expenses for the current fiscal year of the Fund’s operations, and includes, among other things, professional fees and other expenses that the Fund will bear, including initial and ongoing offering costs and fees and expenses of the Administrator and custodian.” In this regard, we note that response 65 in the Fund's correspondence, dated May 1, 2023, indicates, "All organizational and offering costs will be borne by the Investment Manager, and accordingly, the above-referenced disclosure has been removed from the Revised Registration Statement". Please delete the statement or supplementally explain why it is appropriate to retain it.

Response: The Fund has revised the disclosure as requested.

53.	Comment: With respect to Fees and Expenses on page 30, please see the previous comment. We note the disclosure here states, “[t]he Fund will bear directly certain ongoing offering costs associated with any periodic offers of Shares which will be expensed as they are incurred”. Please supplementally provide how this statement is in line with U.S. GAAP? Please refer to ASC 946-20-25-5 and 6 and 946-20-35-5 and AICPA Audit Guide of Investment Companies (7/1/2020) AAG.INV 8.29.

Response: The Fund’s treatment of ongoing expenses is consistent with Investment Companies Audit and Accounting Guide 8.31. That guide states costs attributable to securities sold off the shelf should be charged against paid-in-capital. However, after closed-end fund reform, interval funds, while sold off of a shelf registration statement, no longer have to register additional shares, and their shelf registration statements are perpetual, like an open-end fund registration statement (shelf registration statements for other types of closed-end funds and business development companies must file replacement shelf registration statements every three years or when all of the registered securities have been sold off the shelf, and 8.31 is applicable to these situations). Additionally, the guidance states that “subsequent costs incurred to keep the filing ‘alive’ should be charged to expenses as incurred.”

To avoid the ambiguity in the language, the cited sentence in the prospectus will be revised to state: “The Fund will bear directly certain ongoing costs, which will be expensed as they are incurred.”

* * * *

We trust that the foregoing is responsive to your comments. Questions and further comments concerning this filing may be directed to the undersigned at (215) 988-2959.

*****

Sincerely,

Joshua B. Deringer